January 20, 2016

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: M. Hughes Bates, Esq.

Re:	GMF Leasing LLC and ACAR Leasing Ltd., Registration Statement on Form SF-3
File Nos. 333-207859 and 333-207859-01 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GMF Leasing LLC and ACAR Leasing Ltd. (the “Registrants”) hereby respectfully request the acceleration of the effective date of the above-captioned Registration Statement, which was filed on November 6, 2015 and amended on December 22, 2015 and January 15, 2016 (as amended, the “Amended Registration Statement”), such that the Amended Registration Statement becomes effective at 12:00 P.M. on Friday, January 22, 2016 or as soon thereafter as practicable.

The Registrants acknowledge that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrants may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Frank E. Brown III
Frank E. Brown III, Esq. Senior Vice President, Corporate Counsel and Secretary